Exhibit 99.8

Common TV Address

common TV ADDRESS

Q1 FY 2015 RESULTS

July 11, 2014

CORPORATE PARTICIPANT

S.D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

Srikantan Moorthy

Head – Human Resources and Executive Vice President

Interviewer

Akhila

ET Now

Kritika Saxena

CNBC TV18

Rukmini

Bloomberg TV

Vinita Atre

CNBC TV18 and CNBC Awaaz

S.D. Shibulal

Good Morning, everyone. Let me give you some highlights about our Q1 performance and what we see ahead for the rest of the year: Our revenue growth for the quarter was 2% on a reported basis and 1.5% on a constant currency basis. Volume grew by 2.9% with onsite volume growing 2.2% and offshore by 3.2%. Realization for the quarter was down by 0.4% on a reported basis and 0.8% on a constant currency basis. Pricing remain stable across most areas except for commoditized services and large deals which are price-sensitive segments. Onsite effort mix for the quarter was 29.2%, fairly similar to 29.4% last quarter.

Our initiatives over the last few quarters to optimize our operation have resulted in our utilization excluding trainees moving up to 80.1% this quarter. This is in line with our targeted range of 80-82%. Utilization including trainees also went up to 74.7%. We had strong client additions this quarter; we have added 61 new clients this quarter. We added 11,500 employees gross, net addition; however, was approximately 900 people as attrition continued to remain high. We have taken a number of steps to reduce attrition. These include improving predictability for employees by giving timely compensation increases this year, introducing a quarterly promotion cycle to promote eligible employees quickly, increasing the variable payout over the last few quarters, introducing a fast track career path for higher performers. We hope to see a reduction in attrition as a result of these initiatives in the future.

Our operating margins for the quarter were 25.1% as compared to 25.5% last quarter. This is after an $8 mn payout to Infosys Foundation. EPS for the quarter was Rs. 50.51, lower than Q4 last year due to the impact of compensation increase, rupee appreciation and investment in new visas. As mentioned in the last call, we have given compensation increase of 6-7% for our offshore employees and 1-2% for our onsite employees effective April 1st.

Overall demand environment remains largely stable across multiple verticals. Based on what we have delivered in Q1 and our expectations for the year, we have retained the revenue guidance at 7-9% for FY15.

Now, before I hand over to Pravin, I want to take a few minutes and talk about the last three years. I took over in August 2011 amidst a very challenging environment. Infosys was faced with several external and internal challenges during this period. We were coming out of an economic crisis and our customers were tentative in their decisions. The macroeconomic conditions were uncertain. We were faced with trailing business momentum. We were dealing with multiple internal challenges. We were dealing with employee retaliation cases; investigations by the US Attorney’s Office and US Department of Homeland Security. We had not applied for adequate number of visas in FY12 because of these reasons which led to shortage of onsite employees and increase in cost due to subcontracting. We also needed to relook and revamp our compliance processes.

Today, these challenges are behind us. We have completed a civil settlement that concluded the investigation by the US Attorney’s Office and the US Department of Homeland Security. A US Court has dismissed the lawsuit filed by the employees and we have settled all others. We have revamped our compliance regime. Our Infosys 3.0 transformation is complete. We renewed our focus on strategic sourcing deals to regain lost ground in the BITS space. This quarter we have won five large outsourcing deals amounting to $700 mn of TCV. We made a strategic acquisition of Lodestone to increase our presence in consulting in Europe. Finally, we doubled our revenue growth in FY14 compared with FY13. Our margins are moving in the right direction. During all these, our brand has remained intact and we have not lost a single client due to these challenges.

Going forward, I believe that I am leaving a stronger Infosys behind. I wish Vishal and his team the very best in capitalizing the opportunities that lie ahead.

Before I sign off, I would like to take this opportunity to thank all of you for your continuous support, trust and affection that you have extended to us over the years. I would also like to take this opportunity to thank our clients, employees, vendors and other stakeholders who have supported us during my tenure. I enjoyed my interactions with all of you over the years and learnt immensely from them.

I will now pass on to Rajiv to give his comments on the financial performance. Thank you.

Rajiv Bansal

Thank you, Shibu. Our first quarter revenues were at $2.133 bn as against $2.092 bn last quarter which is a sequential growth of 2%. In constant currency, the growth was at 1.5%. We have seen our volumes increase sequentially by 2.9% which is significantly higher compared to the last two quarters and gives us confidence for the subsequent quarters. Onsite volumes increased by 2.2% and offshore volumes increased by 3.2%. Our onsite mix declined by 0.2% during the quarter. During the quarter, we added 61 new clients with the net addition of 20 clients. Our gross margins for the quarter were flat at 37%.

As you may be aware under the new Companies Act, the company is required to provide justification if the useful life of its fixed assets is different from what is prescribed in the Companies Act. Historically, we had a different useful life for fixed asset as compared to the prescribed useful life in the Companies Act. During the quarter, in compliance with the Companies Act, we carried out external assessment of the useful life of the asset. I mentioned this in our recent AGM speech that we are in the process of re-evaluating the useful life of our fixed assets. The external assessment covered buildings, computer equipment and furniture and fixtures since these assets accounted for 83% of our depreciable assets as of March 31, 2014. The external valuer determined the useful life of furniture and fixtures to be five years, same as what was earlier used. The useful life of computer equipment was marginally changed to 3-5 years from 2-5 years earlier. The useful life of building was estimated at 22-25 years as compared to 15 years earlier. Had the company continued with the previously assessed useful life, the charge for depreciation would have been higher by $23 mn for assets held as at April 1, 2014 and hence the change in useful life had a positive impact of 110 basis points on our operating margin.

You may recall that at the beginning of the quarter, we stated that our operating margins for the quarter would drop by 200-250 basis points due to the impact of salary increase, visas and rupee appreciation. During the quarter, the impact of increase in salary, increased visa and rupee appreciation was offset by 3.4% increase in utilization and the change in estimated useful life of the assets, limiting the operating margin decline to only 40 basis points. During the quarter we also contributed $8 mn to Infosys Foundation towards CSR. The rupee appreciated against the dollar during the quarter by 2.9%. However, some of which impact was offset by cross-currency movements which moved in our favor.

Other income for the quarter was at $139 mn which included forex gain of $22 mn. Yield on other income was at 9.42% for the quarter. We have outstanding hedges of $ 1.034 bn as of June 30, 2014. Net margins for the quarter were at 22.6% as compared to 23.2% in the previous quarter. EPS is at 84 cents as compared to 85 cents in the previous quarter. Our cash and cash equivalents including available-for-sale assets and certificate of deposits were at $ 4.943 bn as at June 30, 2014. This is after payment of final dividend including dividend tax of $ 479 mn during the quarter.

Coming to the guidance, we have retained our guidance at 7-9% in dollar terms for FY15. This is based on what we have achieved in Q1 and what we expect for the next three quarters.

With this I will throw the floor open for questions.

Participant

This is Akhila from ET Now. This is your last quarter as CEO. Part of your speech already indicated that. Just want to understand as you are set to leave the company, you would have hoped for a better farewell in terms of revenue, even in terms of the attrition, because there is still some weakness when it comes to your top line. Would you have hoped for a better farewell, any regret that you have?

S.D. Shibulal

There is absolutely no regret and I am not a person who believes in hindsight. I strongly believe that I am leaving behind a stronger Infosys for all the reasons I said. If you look at last year we crossed Rs.50,000 cr in revenues and we have Rs.30,000 cr in cash in Infosys. I agree with you. I have said before that our performance in the last two years has not been to our own satisfaction and we need to exceed our performance aspirations on a sustainable basis. So growth remains our top most priority and I firmly believe that that will also remain Vishal’s top most priority going forward.

Kritika Saxena

Kritika Saxena from CNBC TV18. Rajiv, given the fact that the demand is gradually getting stable, given there is a pickup in deal pipeline, taking in mind that there are challenges in front of Infosys and there is a new management coming in, are you confident of being able to cross the 7-9% or revising the guidance that you are looking at? And also, if you could give us the outlook and break up of margins, because you have taken a wage hike last quarter of 6-7% for offshore, 1-2% for onshore, could you give us the breakup of how exactly that impacted? And you have been undertaking cost optimization drive. So, how are you able to offset that in the margins, if you could break up that for us?

Rajiv Bansal

A lot of questions here but let me try answering each one of them. We have done reasonably well in the first quarter. We have grown at 2% for the quarter. Our volume increase is very encouraging, we have volumes growth at 2.9%. Onsite volumes have gone up almost after 2-3 quarters which is a very encouraging sign which means that a lot many more projects are starting at onsite and typically the projects start onsite and the ramp up happens offshore. So, I think they are very encouraging signs. Based on my estimate and based on our discussion with the clients, our segment heads and with the business momentum that we are seeing, the deal pipeline that we are seeing, we believe that 7-9% is the right guidance at this point of time. We are very excited about the future; yes, the management changes are happening, the transitions are underway and Vishal brings with him a lot of hope and dream for the future. I am sure that we would be able to meet 7-9% guidance.

On the margin front, what we said at the beginning of the quarter is that because of the wage hike, visa and rupee appreciation, the margins could decline by 200-250 basis points. But as I said, the depreciation change had a positive impact of 110 basis points on the operating margin. Our utilizations have increased by almost 3.4% during the quarter which has really helped us in improving our operating margin than what we had estimated at the beginning of the quarter. A lot of impact of the rupee movement during the quarter has been offset by cross-currency movements which went in our favor. So, I think we have done reasonably well on the margin front; all the initiatives that were taken over the last 5 quarters on the cost optimization have helped us put in place a very robust cost structure. I think it is very important to understand that we have to invest for the future, we have to make investment to accelerate our growth and only that will give us a sustainable operating margin. I think as we see, I still expect margins to be a little volatile in the near-term depending on our need to make investments and we would continue to make investments to accelerate our growth.

Rukmini

This is Rukmini from Bloomberg TV. Pravin, you guys have been talking about growth all this while. Going forward, is there going to be any renewed focus on any vertical in particular? Also what is the game plan going ahead; how do you see growth coming from and from where?

Pravin Rao

I think from a strategy perspective, as Shibu said, Infosys 3.0 strategy is in place, we are focusing a lot more on execution. If you look at this quarter, growth has been all round. We have seen growth across verticals. When I look at the pipeline, again we are seeing good growth in Financial Services, we are seeing good growth in Manufacturing, Retail, and CPG. Two verticals where we actually have some challenges in near future are around Life Sciences and in the Communication segment. But otherwise if you look at it geographically as well, while Europe has declined this quarter, it is not a secular trend. From a pipeline perspective, we see strong growth both in Americas as well as in Europe. From that perspective I think we are seeing all round flow, it is not about any specific sector. But from our own perspective, our presence in a couple of segments like Insurance, Healthcare and Life Sciences are limited when compared with competition. In order to focus on that, in the recent past we have carved out separate segments focusing on that. Going forward in the next few quarters we should start seeing some positive uptick in those segments as well. Net-net I think we are seeing growth opportunities everywhere. We are just focusing on the execution piece because our strategy is in place and we think that is the right strategy for the future.

Vinita Atre

Hi, Vinita Atre from CNBC TV18 and CNBC Awaaz. North America had bounced back after two quarters. Do you see that growth kind of sustainable especially coming after de-growth and on the domestic market size, it has been about 6%. Now the new government has come in and there is a lot of change in momentum on the political front as well. Do you see that picking up as well and how soon?

S.D. Shibulal

As far as North America is concerned, I think the demand environment is stable and our pipeline is also pretty stable. But we need to see all around growth. We need to see growth in US, in Europe, and Rest of the World. So our focus will continue to be to create growth in all the markets. As far as India is concerned, we have entered India with certain strategic priorities only a few years back. We have certain challenges in working with public sector bodies in India, We are refocusing our India business. India is strategic to us, we will continue to be here, but it will grow I would say at a fairly slower pace.

Participant

Rajiv, apart from cost optimization I noticed there has also been a change in the depreciation policy which has helped your margins. Why this change and is it really sustainable and also the attrition numbers really are alarming because I think on quarterly basis, it is almost 26% according to one estimate. So what are you going to do reign in attrition levels?

Rajiv Bansal

I did cover the need why we changed the estimated useful life of our fixed assets in my opening remarks. The fact is the Companies Act prescribes a certain useful life of all asset class and if any company is using estimated life which is different from what is being prescribed in the Companies Act, you have to justify it. Historically we had used useful life which is different from what is prescribed in the Companies Act, so we decided to go for an external evaluation to assess the useful life of our assets so that we could go back and say this is what our useful life is and this is based on the external evaluation that we carried out. As part of that process, the useful life of Furniture and Fixture is still at five years. The external evaluator assessed the estimated life to be at 5 years for Furniture and Fixtures. However, our computer equipment, especially for servers the useful life was assessed at 5 years as against 2-3 years as we were using earlier. For buildings, which had the useful life earlier at 15 years, it was assessed at 22 to 25 years and hence the need for change. This is the useful life of assets as evaluated by the external assessor and we are using that and this is what we are going to use going forward. I don’t think there is a question of sustainability here.

On the attrition front I will ask Tan to answer this.

Srikantan Moorthy

Yes, the attrition has gone up to 19.5% in Q1. But if you look at our data for the last three years, you will find that the attrition in Q1 always goes up and the primary contributor to that is the number of people that leave us for higher education. That is one aspect. Now on the question of what are we are doing on attrition, Shibu articulated a few things and all of those are based on what our people said. One is predictability, so we brought in a calendar of events, they saw the compensation hike on time by March 31st. We said we will do quarterly promotions, we have done that twice already, once in Q4 and in Q1. The recognition of high performers, so differentiation for high performance has come about both in the compensation hike and in the number of people that got promoted. Then the engagement aspect, we revisited some of our flagship programs like Petit Infoscion, for example where employees get to bring their families to Infosys campus for a day. That makes a huge difference to the individuals and the families and our connect with the families, so it goes beyond the employee into the extended family. A lot of those are in place. We expect those to start yielding results over a few quarters because there is always a lag effect either on negative or on positive intervention and I think we will see those coming about over the next few quarters.

Kritika Saxena

It is Kritika Saxena again from CNBC TV 18. Shibu, I wanted to ask you, off course Products have been an important focus area for Infosys. Going ahead now and if Pravin could also answer that, is there going to be a shift from Services to Products in terms of your outlook, in terms of the way you are operating with your clients or is it going to be a balanced focus as in there will be the same kind of focus in Services and there will be a thrust on Products. Will there be an edge towards Products?

S.D. Shibulal

No, actually I think there will be much more focus on services. I think we confuse this all the time and that is why I want to be very, very clear. Because today if you look at our revenue, 95% of our revenue comes from service side, and that is where the growth is going to happen predominately. So we have to be completely focused on services. At the same time one needs to remember that the boundary between Products and Services are now becoming more and more diluted. It is not as clear. What you call Product can be given to the client as a platform and that is what we are looking at. When we look at the future, strategies are meant for 5 to 7 years, it is not meant for 2 quarters and 3 quarters. The strategy yields results over a long period of time. If you look at the world in the future and see 5 to 10 years later how the clients are going to behave, we clearly believe that the Platforms and the Products will have a prominent play in our client life which means that we have to invest in those areas now so that eventually we are a strategic partner to our clients and we do provide those services to our clients and that is what we are doing. So we will continue to focus on services. We will continue to invest in our Products and Platforms. This quarter we have created the subsidiary which will give it autonomy to do it differently than Infosys and I clearly believe that this strategy will play out over a period of time.

Pravin Rao

If I may add, if you look at how enterprise IT is evolving, historically clients used to own all the assets. By assets I am talking about data, network, devices, applications, and so on. But today when we look at what is happening in the enterprise, we are seeing emergence of hybrid Cloud environment, where clients are leveraging cloud, both private and public cloud. If you look at applications again, the way applications are consumed are changing, because now we have the emergence of salesforce.com and things of that kind where applications are being consumed rather than being owned by the clients. Similarly when you look at it from a devises perspective, today you have ‘Bring Your Own Device’ kind of concept. In future probably enterprises will probably own only data and probably they may be custodian of security, but otherwise their role will be more of integrating all this and this is where we find that we have a role to play. We can be the integrator of all these varying assets. We can help clients take over their platforms. We can help industrialize the platform. We can help them migrate to newer technologies and so on and we are seeing many more examples. So that is the shift that is happening where applications are being integrated with infrastructure and hosted on a Cloud. On top of it you are able to offer BPO for processing, and providers like us will be able to offer end-to-end and without client owning any of those things. So that is the shift that we are seeing which is different from the Product that you talked about. So we are having a play there in that space.

Participant

My question to the CEO. Shibu last few days at Infosys for you. Right on the day of the announcement and till now what has been your engagement with Vishal, we will all be very interested to know, the kind of talk you had with him and also any piece of advice that you have passed on to Vishal?

S.D. Shibulal

I have known Vishal actually for last few years because Vishal was sponsor for Infosys from SAP and I was the sponsor for SAP from Infosys. So we have met a few times over the last few years. I have known him. He is not an unknown person to me. The transition is in progress and it is a pretty planned and systematic transition and it will continue until July 31st. Lots of conversations but all private.